Contact

www.linkedin.com/in/traci-keen (LinkedIn)
Matefertility.com (Company)

Top Skills

Strategic Financial Planning
Financial Reporting
Financial Analysis

Languages

Spanish

Certifications

Series 6
Series 63
CA Life Insurance Agent

Honors-Awards

The Fourth Floor X UBS Fellowship Cohort 11 Participant

Traci Keen

CEO // Mate Fertility // Intuitive relationship builder with the ability to lead companies towards sustainable growth
Los Angeles Metropolitan Area

Summary

- Growth Oriented
- Results Driven
- Systematic
- Analytical
- Innovative

Experience

mate fertility

1 year 10 months

Chief Executive Officer

January 2022 - Present (1 year 5 months)

Head Of Finance

August 2021 - January 2022 (6 months)
Los Angeles metropolitan area, California, United States

Development of all processes and procedures for foundational financial excellence and transparency. Execution of pro-forma business models, including burn modeling, cap table maintenance, hiring plans, and ad hoc business analysis. Development of board presentations, along with internal and external financial presentations and reporting packages. Cultivation of investor relations and transparency, strategic organizational planning, oversight of legal and tax compliance and planning.

The Fourth Floor

UBS Fellow

October 2022 - Present (8 months)

The Fourth Floor is a Market Network to diversify boardrooms and cap tables on a mission to close the gender power, wealth and funding gap by advancing for-profit board careers for women, supporting women-led startups and funds, and providing women opportunities to invest in other women.

Keen Consulting

Consulting Controller / CFO
November 2011 - November 2021 (10 years 1 month)
Greater Los Angeles Area

www.keenbizsolutions.com

Aiding businesses by providing complete financial management and planning. Growth planning, business continuity, financial reporting, financial projections, financial analysis, budgeting, operations improvement, and pro forma business plan assistance.

RFX Inc.
Director of Financial Planning
July 2020 - July 2021 (1 year 1 month)

Oversight of the finance team and the continual improvement of systems and processes, ensuring effective and accurate processes for all accounting, financial and staffing functions. Coordination and development of financial operating plans, budgets and forecast for operational departments. Strategic change management across BU's. Audit oversight, and external relationship maintenance.

Income Research & Management
Senior Associate - Finance (Analyst/Assistant Controller)
September 2007 - April 2011 (3 years 8 months)

Executed financial analysis and reporting of profitability metrics, accounts payable, accounts receivable, ledger reconciliations, expense policies, and payroll certification at privately held fixed income Investment Company. The modeling analysis provided played a key role in company growth and profitability as assets under management grew from $9.6 billion (2007) to $26 billion (2011). Produced monthly and quarterly forecasts and budget to actuals for all business units. Provided recommendations for costs savings to senior management and potential solutions and alternatives for increasing profitability.

Key accomplishments: implementation of automated employee expense system, fee profitability curve, revenue analysis model, payroll conversion, general ledger upgrade, automation of accounts payable and various other manual processes, developed processes and procedures for all aspects of finance oversight.

Investor's Bank & Trust

Senior Trade Analyst - Fixed Income
February 2004 - April 2007 (3 years 3 months)
Boston, MA

Oversaw daily fixed income trade operations and provided assistance to Trading Liaisons in all areas of processing. Assisted management with testing an implementation of new systems and trade processing. Worked to build successful relationships with brokers and custodians in order to achieve higher rate of affirmation and settlement.

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Education

Simmons College
B.A., Graphic Design & Fine Art · (1999 - 2003)